Exhibit 99.2
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
Proxy form for use at the Annual General Meeting or any adjournment thereof

I/We1

of

being holder(s) of	[2] shares

of US$0.01 each in the capital of Brilliance China Automotive Holdings Limited (the ‘‘Company’’), HEREBY APPOINT the Chairman of the meeting [3] or of

as my/our proxy to act for me/us at the Annual General Meeting of the Company, to be held at Gloucester Room, 2nd Floor, Mandarin Oriental Hong Kong, 5 Connaught Road Central, Hong Kong on Friday, 22nd June, 2007 at 9 : 00 a.m. or any adjournment thereof, and in particular (but without limitation) at such meeting (or any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions set out in the notice convening the said meeting as indicated below, or, if no such indication is given, as my/our proxy thinks fit.

			For[4]	Against[4]
1.	To receive and consider the audited consolidated financial statements and the reports of directors and auditors of the Company for the year ended 31st December, 2006.

2.	(A)	(i) To re-elect Mr. Lei Xiaoyang as a Director.

(ii) To re-elect Mr. Xu Bingjin as a Director.

	(B)	To authorise the Board of Directors to fix the Directors’ remuneration.

3.	To authorise the Board of Directors to appoint auditors and to fix their remuneration.

4.	(A)	To grant a general and unconditional mandate to the Directors to allot, issue and otherwise deal with new shares of the Company not exceeding 20 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of this resolution.

	(B)	To grant a general and unconditional mandate to the Directors to repurchase the Company’s own shares not exceeding 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of this resolution.

	(C)	To extend the mandate granted under resolution No. 4(A) by including the number of shares repurchased by the Company pursuant to resolution No. 4(B).

Signature[5]	Dated

Notes:
1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all those shares in the Company registered in your name(s).

3.	If any proxy other than the Chairman of the meeting is preferred, strike out the words ‘‘the Chairman of the meeting’’ and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK (✓) IN THE BOX MARKED ‘‘FOR’’ THE RELEVANT RESOLUTION. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK (✓) IN THE BOX MARKED ‘‘AGAINST’’ THE RELEVANT RESOLUTION. Failure to tick either box will entitle your proxy to cast your vote at his discretion. On a poll, your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than that referred to in the notice convening the meeting except that persons appointed by a clearing house as a proxy will be able to vote on a show of hands and on poll.

5.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney or other person duly authorised.

6.	In order to be valid, this form of proxy duly completed and signed in accordance with the instructions printed hereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

7.	In case of joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

8.	The proxy need not be a member of the Company but must attend the meeting in person to represent you.

9.	Completion and deposit of this form of proxy will not preclude you from attending and voting at the meeting in person if you so wish.

10.	Pursuant to bye-law 70 of the Bye-Laws of the Company, a poll may be declared in relation to any resolution put to the vote of the meeting before or at the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll:
(a)	by the Chairman of the meeting; or

(b)	by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(d)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in aggregate equal to not less than one-tenth of the total sum paid up on all the shares having that right.
*	for identification purposes only